UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

DOMAIN MEDIA CORP.

(Exact name of registrant as specified in its charter)

Nevada

(State of other jurisdiction of incorporation)

27-1077850

I.R.S. Employer Identification Number

1854 E. Scorpio Place, Suite 201

Chandler, AZ 85249

 (Address of Principal Executive Office) (Zip Code)

480-659-4907

(Registrant’s Telephone Number)

Copies to:

Jeffrey Quick, Esq.

Quick Law Group, P.C.

1035 Pearl Street, Suite 403

Boulder, CO 80302

(720) 259-3393

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Common stock, par value $0.0001 per share	None
(Title of class)

Securities to be registered under Section 12(g) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered
None	None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	. (Do not check if a smaller reporting company)	Smaller reporting company	X .

EXPLANATORY NOTE

Domain Media Corp. is filing this General Form for Registration of Securities on Form 10, or this "registration statement," to register its common stock, par value $0.0001 per share (“Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934. Unless otherwise mentioned or unless the context requires otherwise, when used in this registration statement, the terms “Company,” “we,” “us,” “our,” and “DMC,” refer to Domain Media Corp.

JUMPSTART OUR BUSINESS STARTUPS ACT

The Company qualifies as an “emerging growth company” as defined in Section 101 of the Jumpstart our Business Startups Act (“JOBS Act”) as we do not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of June 30, 2013, our last fiscal year. We are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

We may lose our status as an emerging growth company on the last day of our fiscal year during which (i) our annual gross revenue exceeds $1,000,000,000 or (ii) we issue more than $1,000,000,000 in non-convertible debt in a three-year period. We will lose our status as an emerging growth company (i) if at any time we are deemed to be a large accelerated filer. We will lose our status as an emerging growth company on the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

As an emerging growth company we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Such sections are provided below:

Section 404(b) of the Sarbanes-Oxley Act of 2002 requires a public company’s auditor to attest to, and report on, management’s assessment of its internal controls.

Sections 14A(a) and (b) of the Securities and Exchange Act, implemented by Section 951 of the Dodd-Frank Act, require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

As long as we qualify as an emerging growth company, we will not be required to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Forward Looking Statements

There are statements in this Registration Statement that are not historical facts. These "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. Although we believe that the expectations reflected in such forward-looking statements, including those regarding future operations, are reasonable, we can give no assurance that such expectations will prove to be correct.  Forward-looking statements are not guarantees of future performance and they involve various risks and uncertainties.  Forward-looking statements contained in this document include statements regarding our proposed products, market opportunities and acceptance, expectations for revenues, cash flows and financial performance, and intentions for the future.  Such forward-looking statements are included under Item 1.  “Business” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operation.”  All forward-looking statements included in this document are made as of the date hereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement.  It is important to note that such statements may not prove to be accurate and that our actual results and future events could differ materially from those anticipated in such statements.  Among the factors that could cause actual results to differ materially from our expectations are those described under Item 1.  “Business” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in this document.  You should assume that the information contained in this document is accurate as of the date of this Form 10 only.

Item 1.

Business.

Domain Media Corp. was incorporated under the laws of the State of Nevada on June 14, 2013. On July 10, 2013 we acquired the operating business, including all domain names, websites, software, and the like of Domain Media, LLC. As of January 15, 2014, we had one employee, our founder and president, Chris J. Kern. For the remainder of 2014, Mr. Kern will devote at least thirty hours each week to us but he may increase the number of hours as necessary. Mr. Kern provides consulting services to various other companies, including software companies, manufacturers, medical equipment distributors, and film production companies, and provides advisory services relative to business development, lead generation, corporate strategy, and mergers and acquisitions, on a per-project basis. Our corporate website which provides the background of our services and additional information on the Company is: www.DomainMediaCorp.com.

The Company issued 5,000,000 shares of its common stock to Mr. Kern at inception in exchange for organizational services incurred upon incorporation.  Following our formation, on July 10, 2013, we issued 20,000,000 shares of our common stock to Mr. Kern as payment towards the acquisition of Domain Media, LLC from Mr. Kern, including all of its related domain names, websites, software, clients, marketing and advertising partners, and the like, in addition to assuming debts owed to him in the approximate amount of $315,000. On August 5, 2013, we acquired the assets of The Enthusiast Online Network, Inc. (“EON”), which consists of approximately 100 domain names and 40 media properties principally covering the automotive sector, from Agile Opportunity Fund and issued 3,333,000 common shares as consideration for the EON assets. In accordance with applicable accounting guidance, the Company determined this transaction to be a purchase of assets and not a business combination and has applied the accounting effects accordingly.

We currently have approximately 700 domain names and 60 active websites, each of which requires updating and improvement, which include approximately 40 websites that we acquired from EON that were recently re-launched. The domain names we own are focused on specific market verticals such as online education, health and wellness, automotive, and travel and leisure, and are slated to be further developed to deliver engaging niche based content where our target audience can connect with our website, the community it is associated with, and interact to obtain useful and entertaining information.  The websites associated with EON are principally automotive related and include sites such as FordTruckWorld.com, ChevyTruckWorld.com, and ModernVette.com. We will need to begin various marketing campaigns in order to attract participants to visit our sites and to conduct business and commerce on them in order for us to generate additional revenue.

We also offer business to business based marketing, lead generation and market research services through our business services division whereby we operate three websites which are LeadBistro.com, TheMarketingScope.com, and RecruitingScope.com, which are operated in partnership with C4 Marketing, Inc. Our business services are provided on an as ordered basis and are customized to each respective client’s needs. In addition, we recently launched an ecommerce store, TheSpyCamStore.com which sells highly specialized electronics products for security, monitoring, surveillance, and counter surveillance.

We will, based upon the amount of capital available, engage various professionals on a consulting basis, and/or hire employees to complete the development of these various websites and to market our services to a much wider consumer and business-based audience. Depending upon the resources made available to us, this may take longer than anticipated, however, we highly believe that our access to outsourced development partners, marketing professionals, and consultants that we’ll be able to accomplish the build-out of our network and business services division in a reasonable timeframe, even on a limited budget.

We provide Internet-based search, media content, and advertising services that facilitate access to the specific market niches that we participate in as well as marketing, lead generation and sponsored market research services through our business services division. Our principal sources of revenue are and will be expanded to include:

•

Pay per click (PPC) advertising from providers;

•

Lead generation where we receive a commission for sending users of our websites to third party providers who complete an inquiry form or provide an email submission as a qualified lead;

•

Affiliate revenue from various companies, usually offered through an affiliate network such as ClickBank, Commission Junction, MaxBounty, or the like whereby we receive a commission for sales of  products or services that occur from traffic that we originate that is directed to their site;

•

Sponsorship advertising when we obtain a corporate sponsor to directly advertise on a section of, or our entire site;

•

Directory listings when local companies and service providers pay to have a premium listing on our sites and the functionality of the directory listings is upgraded and offered into each one of our websites.

•

Membership based subscriptions to specific website that provide unique content, information, and/or resources;

•

Product sales through our ecommerce stores

•

Business services that include lead generation, marketing campaign design and management, sponsored market research, and social media marketing. These services are typically provided in a consulting capacity, or as a list of qualified leads or a completed and published report.

Each of the services described above can or will be found in any one of our specific web destinations either on a singular basis or in a combination with the other services listed above.

While we have a growing integrated media network, our business and websites fall into four specific categories that depict their purpose and focus:

1)

Communities - such as FordTruckWorld.com, ModernVette.com, and HarleyZone.com

2)

Business to Business - which includes LeadBistro.com, TheMarketingScope.com, and RecruitingScope.com

3)

Lead Generation/Affiliate Marketing – with websites such as KidsReadBetter.net and FatLossFoodPlans.com

4)

E-Commerce – product driven sites such as TheSpyCamStore.com

The principal focus of the sectors that we participate in include five main channels or brands, which we believe to be the most prevalent sectors to pursue online, all of which have strong growing markets, are highly fragmented industries, and provide the Company with a unique opportunity to be a leading publisher and provider of media related services:

1)

Automotive

2)

Health & Wellness

3)

Travel & Leisure

4)

Sports & Entertainment

5)

Business Services

The Company has diligently planned to have a diversified business by selecting not only multiple industries and sectors to participate in, but to also include a wide array of revenue channels to produce sales as outline above. We believe this methodology enables us to minimize the risk of participating in only one industry, and only one or two revenue channels. By creating the diversity in our business model that we have, we believe this enables us to capture a wider base of opportunities that can also be cross marketed and collateralized across our network to the other industries and channels we focus on, and provides us with a stronger platform for business growth and to build long term sustainability.

Technology

In acquiring EON - we own and control our technology platform, but also integrate third party data sources, solutions and technologies depending on factors such as the cost/benefit of development, market experimentation and competition. Our platform runs on .ASP and utilizes SQL server database technologies, housed in a secure data center provided by GoDaddy, as well as our other non-EON websites being hosted in a secure data center provided by MediaTemple (which was recently acquired by GoDaddy). We have hired expert and professional services companies that are highly experienced in managing customer-facing web sites and content databases. Regarding the platform that we acquired with EON, it operates as our primary content management system (CMS) for the community websites that we provide.  We intend to continue to invest in these technologies to provide the most advanced set of solutions for our customer base and audience.

We believe that we have a robust platform that has integrated many features and functionality not commonly found in other social media platforms or content management systems. Some of the features and functionality that our CMS has include, but are not limited to the following:

Community Forums:  Our platform provides an integrated suite that supports growing and maintaining a thriving community online that gives people a place to discuss and share the latest news and catch up with other enthusiasts that are passionate about the same thing.

Photo Sharing: We provide a robust platform to upload and share photos amongst the other members and the specific community that a member is part of.  There are approximately 1,000,000 user uploaded photos currently on our network.

Dynamic User Profiles: We create a space for our users to have a dynamic profile that integrates with the community and everything that goes on there. Each member has the ability to be who they want to be and our platform enables each of our members to express themselves in the most meaningful fashion they desire.

Engagement Incentive Engine: The Engagement Incentive Engine adds fun and awards people who engage and interact with our communities. With a wide variety of virtual awards (certificates, medals, and trophies, etc.) each person is enabled to have their level of participation and achievements in the community awarded and noticed by everybody.

Private Messaging: Our platform provides the ability to communicate with others in the community on a private basis to have engaging conversations and build real relationships with like minded enthusiasts.

Groups & Chapters: Our platform provides the ability to create a social group or chapter within the community based upon a special interest, regional commonality, or whatever qualification is designed.

Social Media Integration: Each one of our communities and the posts that are made on it are enabled with social media sharing capabilities to a user’s favorite site such as Twitter, Facebook, LinkedIn, Pinterest and many others.

Classifieds Section: Since most of our communities are focused within a particular niche industry and/or product – it lends itself well to provide a classifieds section. Our member classifieds section provides a venue to buy and sell amongst other enthusiasts in the community that have already established an underlying trust with one another.

Sales and Marketing

We sell our products primarily through our website network and bring in multiple lines of revenue with the exception of our business services, which are more project driven and consultative in nature. Our business services are provided on a client direct basis whereby we provide the service directly to the client on a one-on-one basis. We do however anticipate that we will be growing our business related sales by leveraging marketing and advertising agencies.

Our website based sales and marketing initiatives are provided directly on and across our website network, or on specific websites. Revenue attributed from our network typically comes in the form of affiliate commission revenue, advertising revenue, pay-per-click (PPC) revenue, lead generation, and as further outlined above.

We promote our websites and services through both “inbound” and “outbound” marketing programs. Inbound marketing programs focus on search engine optimization (SEO), search engine marketing (SEM), and content marketing which lead users from major search engines to our website. In addition, we also leverage our social media presence and marketing through numerous sites that provide inbound links and traffic to our network.

Our marketing strategy for our network includes:

•

Search Engine Optimization – ensuring all our site pages communicate their content well

•

Site design, communication and customer engagement – rich content with interactivity

•

Search Marketing – buying keywords on Google, Bing and other search engines

•

Industry sites and blogs – advertising on content-specific forums

•

Social Advertising – LinkedIn, Facebook, Twitter

•

Social Networks and Blogs – creating compelling profiles with engaging content

•

Public Relations – Press releases, article contributions and blog posting/commenting

•

Email marketing – list marketing and re-marketing to existing customers

•

Affiliate network promotions

Market Opportunity

In an industry study of online advertising conducted by PricewaterhouseCoopers in their Q2 IAB report – Internet advertising revenues (“revenues”) in the United States totaled $20.1 billion for the first six months of 2013, up 18% from the $17.0 billion reported for the same period in 2012.

Internet advertising revenues in the United States totaled $10.3 billion in the second quarter of 2013, an increase of 5% from the 2013 first-quarter total of $9.8 billion and an increase of 18% from the 2012 second-quarter total of $8.7 billion.

The market size for digital advertising and the overall consumption of digital media has steadily increased its ability to captivate consumers and capture the marketing dollars that follow. These trends are expected to continue for the next few years in addition to higher increases also being attributed to mobile advertising’s breakneck growth providing evidence that marketers are recognizing the tremendous power of mobility and smaller screens. Digital video is also on a strong positive growth trajectory, delivering dynamic content, highly loyal viewers, and incredible brand building opportunities. Additional market metrics for the various segments that we participate in are as follows:

•

Display-related advertising accounted for $3.1 billion or 30% of total revenues during Q2 2013 (calendar), up 7% from the $2.9 billion (33% of total) reported in calendar Q2 2012. Q2 2013 Display-related advertising includes Display/Banner Ads (19% of revenues, or $1.9 billion), Rich Media (3% or $329 million), Digital Video (7% or $676 million), and Sponsorship (2% or $181 million).

•

Mobile revenues totaled 16% of calendar Q2 2013 revenues, or $1.6 billion, up 142% from the $661 million (8% of total) reported in Q2 2012.

•

Classifieds revenues totaled $644 million or 6% of calendar Q2 2013 revenues, up 10% from the $583 million (7% of total) reported in Q2 2012.

•

Lead Generation revenues accounted for 4% of calendar Q2 2013 revenues, or $441 million, up 2% from the $431 million (5% of total) reported in Q2 2012.

•

Email revenues accounted for 0.4% of calendar Q2 2013 revenues or $40 million, down 5% from the $42 million (0.5% of total) reported for Q2 2012.

We believe these market dynamics and industry metrics provide the Company with an opportunity for growth as the vast majority of all of the industry segments continue to show growth as well.

Competition

The online content and media market we participate in is new, rapidly evolving and intensely competitive. Competition is expected to intensify in the future as more companies enter the space. We compete for business on a number of factors including return on marketing investment, price, access to targeted audiences and quality. Our principal competitors in this space include traditional Internet companies like Yahoo!, AOL, Demand Media, and IAC, all of which are making significant investments in order to compete with aspects of our business. Additionally, we compete with websites that focus on particular areas of consumer interest such as WebMD, DailyBurn.com, and InternetBrands. With respect to our social media platform and its capabilities, we compete with companies such as Jive Software, NING, InternetBrands, and Demand Media.

Intellectual Property

We are reviewing various aspects of our technology platform in consideration of the potential to initially file provisional patents on our platform and two of our specialized programs that integrate with it. Our intellectual property, consisting of trade secrets, trademarks, and copyrights, are, in the aggregate, important to our business. We rely on a combination of trade secret, trademark, copyright and patent laws in the United States and other jurisdictions, together with confidentiality agreements and technical measures, to protect the confidentiality of our proprietary rights. We rely heavily on trade secret protection than patent protection. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties. In addition, because of the relatively high cost we would experience in registering all of our copyrights with the United States Copyright Office, we generally do not register the copyrights associated with our content with the United States Copyright Office.

Research and Development (R&D)

We are engaged in ongoing R&D across our whole range of products and services. We intend to improve our customer-interfaces and refine our processes and capabilities of our platform, and the development and presentation of our content across our network. We regularly research new geographic markets, technology enhancements and related identity management concepts as part of standard business development and technology activities. We have not undertaken any material research and development activities in the course of operating and improving our services through the efforts of our consultants and outsourced technical staff and do not expect to in the future.

Government Regulation

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. In the United States, Congress has adopted legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction.

Federal, state, local and foreign governments are also considering other legislative and regulatory proposals that would regulate the Internet in more and different ways than exist today. It is impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected. Increased regulation of the Internet both in the United States and abroad may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition or operational results.

Corporate Information

We are a Nevada corporation headquartered in Chandler, AZ. We also have various consultants and advisors that work on a virtual basis in Arizona, California, Massachusetts, and abroad. Our principal office is located at 1854 E. Scorpio Place, Suite 201, Chandler AZ 85249 and our telephone number is 480-659-4907. We maintain a website at www.DomainMediaCorp.com. The contents of our website are not part of this prospectus and should not be relied upon with respect to this offering.

Employees

We currently have 1 employee, and hire several consultants and outsource our work on an as needed and per project basis.

Item 1A.

Risk Factors.

Risks Related to Our Business

You should be aware that there are various risks to an investment in our common stock. You should carefully consider these risk factors, together with all of the other information included in this offering circular, before you decide to invest in shares of our common stock.

If any of the following risks develop into actual events, then our business, financial condition, results of operations and/or prospects could be materially adversely affected. If that happens, the market price of our common stock, if any, could decline, and investors may lose all or part of their investment.

Risks Related to the Business

1.

DMC has limited financial resources. Our auditors have expressed in the auditors’ report that there is substantial doubt about our ability to continue as a going concern.

We are an early stage company and have limited financial resources. We had limited cash on hand of $4,081and negative stockholders’ equity of $38,003 at June 30, 2013. By September 30, 2013 we had cash on hand of $37,488 and positive stockholders’ equity of $197,056, as a result of the sales and other issuances of shares of common stock. No assurances can be given that we will generate sufficient revenue, achieve a profit, or obtain necessary financing to continue as a going concern.

2.

Because we are an early stage company, we face a high risk of business failure.

We were formed in June 2013, and our subsidiary company Domain Media, LLC was formed in April 2006. All of our efforts to date have related to developing our business plan and beginning business activities, including the acquisition, re-development and indexing of domain names and websites to build out and extend the potential reach of our network. We face a high risk of business failure.

3.

Most of our competitors, which include well known websites like Demand Media, Facebook, Marchex, MOVE, Yahoo, and MSN, have significantly greater financial and marketing resources than do we.

Most of our competitors, which include well-known websites or website networks such as Demand Media, Marchex, Interactive Corp/IAC, Internet Brands, Facebook, and Yahoo, have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media, including television. We will principally depend on the business contacts of our president, utilizing various marketing channels online, and by word of mouth. There are no assurances that our approach will be successful.

4.

DMC is and will continue to be completely dependent on the services of our founder and president, Chris J. Kern, the loss of whose services may cause our business operations to be severely impacted or may cease, and we will need to engage and retain qualified employees and consultants to further implement our strategy.

DMC’s operations and business strategy are completely dependent upon the knowledge and business connections of Mr. Kern. He is under no contractual obligation to remain employed by us. If he should choose to leave us for any reason or if he becomes ill and is unable to work for an extended period of time before we have hired additional personnel, our operations will have a high probability in failing. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this offering circular or as otherwise planned. There is a high degree of risk that the business will be adversely affected or fail without the services of Mr. Kern or an appropriate replacement(s).

We intend to acquire key-man life insurance on the life of Mr. Kern naming us as the beneficiary when and if we obtain the resources to do so and if he is insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future. Accordingly, it is important that we are able to attract, motivate and retain highly qualified and talented personnel and independent contractors.

5.

We will be dependent on various industry and news/media content suppliers.

Our financial prospects will be dependent upon the acquisition, utilization and sale of various industry specific media-related services. Media consumption, including the attendance of related conferences, reading materials, and paid-for content, is dependent on personal discretionary spending levels. As a result, sales of media-related content, and the advertising on our websites tend to decline during general economic downturns and recessions. Accordingly, the current economic recession has led to a weakening in the fundamental demand for our services. In addition, unforeseen events beyond our control, such as a breakdown in certain industries or sectors that are not in favor, the lack of newsworthy stories and events taking place in any related the industry sectors that we cover,, also may adversely affect our business and results of operations.

6.

Fluctuations in our financial results make quarterly comparisons and financial forecasting difficult.

Our revenues and operating results are likely to vary significantly from quarter to quarter because our industry experiences fluctuations, which reflect personal sentiment and interest for the media, marketing and related services offered by the Company. We believe that traditional media consumption in the United States and Europe are higher in the fourth and first calendar quarters of the year as consumers are inside more, and tend to take fewer vacations and travel less in the colder fall and winter months, as opposed to the spring and summer months. In the second and third quarters of the calendar year, demand for online media consumption and online sales in general in the United States and Europe generally declines as people are on vacation, travel more, and spend more time outside.

Because of these fluctuations and uncertainties, our operating results may not meet the expectations of investors. If this happens, the trading price of our common stock, if and when we become a publicly traded company, would almost certainly be materially adversely affected.

7.

Our business could be negatively affected by changes in search engine algorithms and dynamics or termination of traffic-generating arrangements.

We will utilize Internet search engines and other media related demand aggregation websites, principally through the use of alternative energy- and green tech-related keywords, to generate traffic to our websites. Search engines such as Google frequently update and change the logic which determines the placement and display of results of a user’s search, such that the placement of links to sites can be negatively affected. In addition, we are likely to purchase web traffic from a number of sources, including some operated by our competitors, in the form of pay-per-click arrangements that can be terminated with little or no notice. If one or more of such arrangements is terminated, or if a major search engine, such as Google, changes its algorithms in a manner that negatively affects the search engine ranking of our websites or our third-party distribution partners or changes its pricing, operating or competitive dynamics in a negative manner, our business, results of operations and financial condition would be adversely affected.

8.

Our success depends upon the continued commercial use of the Internet, and acceptance of online advertising as an alternative to offline advertising.

The percentage of the advertising market allocated to online advertising lags the percentage of time spent by people consuming media online by a significant percentage. Growth in our business largely depends on this distinction between online and off-line advertising narrowing or being eliminated. This may not happen in a way or to the extent that we currently expect. Many advertisers still have limited experience with online advertising and may continue to devote significant portions of their advertising budgets to traditional, offline advertising media. Accordingly, assuming that we succeed in commencing revenue-producing operations, we anticipate competing for advertising dollars with traditional media, including print publications, in addition to websites with higher levels of traffic. We believe that the continued growth and acceptance of online advertising generally will depend on its perceived effectiveness and the acceptance of related advertising models, and the continued growth in commercial use of the Internet, among other factors. Assuming that we succeed in commencing revenue-producing operations, any lack of growth in the market for various online advertising models could have an adverse effect on our business, financial condition and results of operations.

9.

Current questionable activities in the pay-per-click market may have an adverse affect on our business.

We understand that some firms that pay fees on a pay-per-click basis for marketing have found that some companies have used technologies that generate large numbers of questionable or phony clicks. In the industry, this is known as "click laundering." If this trend continues or is perceived to be getting worse, fewer companies may be willing to enter into pay-per-click arrangements.

10.

Our business depends on our ability to maintain and scale the network infrastructure necessary to operate our platforms and websites, and any significant disruption in service on our platforms and websites could result in a loss of advertisers, clients, or members.

Members access our services through our platforms and websites. Our reputation and ability to acquire, retain and serve our clients and members are dependent upon the reliable performance of our platforms and websites and the underlying network infrastructure. As our client base and audience continues to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts for data centers and equipment and related network infrastructure to handle the traffic on our platforms and websites. The operation of these systems is expensive and complex and could result in operational failures. In the event that our client base or the amount of traffic on our platforms and applications grows more quickly than anticipated, we may be required to incur significant additional costs. Interruptions in these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our platforms and websites, and prevent our publishers and advertisers from accessing our services. A substantial portion of our network infrastructure is hosted by third-party providers. Any disruption in these services or any failure of these providers to handle existing or increased traffic could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our network infrastructure successfully or if we experience operational failures, we could lose current and potential publishers and clients, which could harm our operating results and financial condition.

11.

We depend upon our officers, and if we are not able to retain them or recruit additional qualified personnel, the commercialization of our product candidates and any future tests that we develop could be delayed or negatively impacted.

Our success is largely dependent upon the continued contributions of our officers such as our current key employee, Mr. Chris Kern, Chief Executive Officer.  Our success also depends in part on our ability to attract and retain highly qualified technical, commercial and administrative personnel. In order to pursue our business strategies, we will need to attract and hire, or engage as consultants, additional personnel with specialized experience in a number of disciplines.  There is intense competition for personnel in the fields in which we operate. If we are unable to attract new employees and retain existing employees, the development and commercialization of our product candidates could be delayed or negatively impacted.

12.

There are significant potential conflicts of interest

Our key personnel are and will be required to commit time to our affairs and, accordingly, these individual(s) (particularly our president) may have conflicts of interest in allocating management time among various business activities. In the course of other business activities, certain key personnel (particularly our president) may become aware of business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented. Mr. Kern works as an independent consultant and provides business development and advisory services to his clients. He is paid in any combination of a retainer fee, per project, or consulting fees depending upon the particular project, scope of work, or terms of advisory engagement.  Mr. Kern allocates his time towards projects where he can derive an income on a consistent basis. Because Mr. Kern is currently not receiving compensation from the Company for his services on an ongoing basis, he may at times devote a significant amount of his time and attention on his consulting business rather than on the Company’s business.

In an effort to resolve such potential conflicts of interest, we have entered into a written agreement with Mr. Kern specifying that any business opportunities that he may become aware of independently or directly through his association with us (as opposed to disclosure to him of such business opportunities by management or consultants associated with other entities) would be presented by him solely to us. We cannot provide assurances that our efforts to eliminate the potential impact of conflicts of interest will be effective.

13.

We intend to become subject to the periodic reporting requirements of the Exchange Act that will require us to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could reduce or eliminate our ability to earn a profit.

Following our offering, the Company will pursue its initiative to become a publicly traded company, and depending upon where we are listed and the level of reporting that is mandated to maintain that listing, we will be required to file periodic reports with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, we will have to appoint and retain an independent registered public accounting firm which will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major affect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from any new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

14.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision and will pose additional risk upon the Company.

15.

The costs of being a public company could result in us being unable to continue as a going concern.

If and when we become a public company, we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control. The costs of this compliance could be significant. If our revenues are insufficient, and/or we cannot satisfy many of these costs through the issuance of our shares or a financing, we may be unable to satisfy these costs in the normal course of business which would result in our being unable to continue as a going concern.

16.

Having only one director limits our ability to establish effective independent corporate governance procedures and increases the control of our president.

We have only one director. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Risks Related to Our Common Stock

17.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

We have no committed source of financing. Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized (100,000,000 shares) but unissued shares (68,172,000 assuming the sale of 2,000,000 shares in our offering). In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to the then-prevailing market. These actions will result in dilution of the ownership interests of existing shareholders and may further dilute the common stock book value, and that dilution may be material.

Furthermore, our founder and president, Mr. Kern, owns convertible notes in the Company, directly and through his affiliated companies, having an estimated face value of $315,000, which may be converted to common shares of the Company at any time at his discretion. The conversion price of said convertible notes is $0.04 per share which may create substantial dilution to the shareholders of the Company. If these convertible notes are converted by our president, he will obtain an additional 7,875,000 shares of common stock in the Company.

18.

Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability that may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our Articles of Incorporation at Article XI provide for indemnification as follows: "No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer: (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of an Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification."

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

19.

Currently, there is no established public market for our securities, and there can be no assurances that any established public market will ever develop or that our common stock will be quoted for trading and, even if quoted, it is likely to be subject to significant price fluctuations.

Prior to the date of this offering circular, there has not been any established trading market for our common stock, and there is currently no established public market whatsoever for our securities. A market-maker has agreed to file an application with FINRA on our behalf so as to be able to quote the shares of our common stock on the OTC Markets System commencing upon the submission and approval of our 15C-211, which is overseen by FINRA, which we have not yet applied for. There can be no assurance that the market maker’s application will be accepted by FINRA nor can we estimate as to the time period that the application will require. We are not permitted to file such application on our own behalf. If the application is accepted, there can be no assurances as to whether:

(i)

any market for our shares will develop;

(ii)

the prices at which our common stock will trade; or

(iii)

the extent to which investor interest in us will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

If we become able to have our shares of common stock quoted on the OTC Market System, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company ("DTC") to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts.  This means that the shares of a company can only be traded manually between accounts, which takes days and is not a realistic option for companies relying on broker dealers for stock transactions.  While DTC-eligibility is not a requirement to trade on the OTC Market System, electronic trading is necessary to process trades on the OTC Market System if a company’s stock is going to trade with significant volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

In addition, our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for our common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of us and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Because of the anticipated low price of the securities being registered, many brokerage firms may not be willing to effect transactions in these securities. Purchasers of our securities should be aware that any market that develops in our stock will be subject to the penny stock restrictions. See “Plan of Distribution” below.

20.

Any market that develops in shares of our common stock will be subject to the penny stock regulations and restrictions pertaining to low priced stocks that will create a lack of liquidity and make trading difficult or impossible.

The trading of our securities, if any, will be in the over-the-counter market which is commonly referred to as the “OTC”. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our securities.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the SEC. The term “penny stock” is defined in Exchange Act Rule 3a51-1 as, among other things, as having a price of less than $5.00 per share as set forth in Exchange Act Rule 3a51-(1)(d). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.

The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if and when our securities become publicly traded. In addition, the liquidity for our securities may decrease, with a corresponding decrease in the price of our securities. Our shares, in all probability, will be subject to such penny stock rules for the foreseeable future and our shareholders will in all likelihood find it difficult to sell their securities.

21.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

We believe that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•

"Boiler room" practices involving high pressure sales tactics and unrealistic price projections by sales persons;

•

Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•

Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

22.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws that prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

There is currently no established public market for our common stock, and there can be no assurance that any established public market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions prohibit the secondary trading of our common stock. We currently do not intend to and may not be able to qualify securities for resale in at least 17 states which do not offer manual exemptions (or may offer manual exemptions but may not to offer one to us if we are considered to be a shell company at the time of application) and require shares to be qualified before they can be resold by our shareholders. Accordingly, investors should consider the secondary market for our securities to be a limited one. See also “Plan of Distribution-State Securities-Blue Sky Laws.”

23.

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our articles of incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

24.

The ability of our president to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs.

Upon the completion of this Offering, our president will beneficially own an aggregate of approximately 78% of our outstanding common stock assuming the sale of all shares being registered. Because of his beneficial stock ownership, our president may be in a position to continue to elect our board of directors, influence all matters requiring stockholder approval and determine our policies. The interests of our president may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The minority shareholders would have no way of overriding decisions made by our president. This level of control may also have an adverse impact on the market value of our shares because our president may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

25.

All of our presently issued and outstanding common shares are restricted under rule 144 of the Securities Act, as amended. When the restriction on any or all of these shares is lifted, and the shares are sold in the open market, the price of our common stock could be adversely affected.

All of the presently outstanding shares of common stock (29,828,000 shares) are "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144 provides that a person who is not an affiliate and has held restricted securities for a prescribed period of at least six (6) months if purchased from a reporting issuer or twelve (12) months (as is the case herein) if purchased from a non-reporting Company, may, under certain conditions, sell all or any of his shares without volume limitation, in brokerage transactions. Affiliates, however, may not sell shares in excess of 1% of the Company’s outstanding common stock each three months. As a result of revisions to Rule 144 which became effective on February 15, 2008, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for the aforementioned prescribed period of time. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

The 29,828,000 issued and outstanding shares of our common stock are owned by our president (25,000,000), Agile Opportunity Fund (3,333,000), four independent unaffiliated investors (455,000), and several professional services companies and advisors that have collectively received 1,040,000 shares of our common stock for services rendered, may be sold after the requisite Rule 144 holding periods have passed. See “Market for Securities.”

26.

We do not expect to pay cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

27.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market (as a result of Sarbanes-Oxley), require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

Because none of our directors are independent directors, we do not currently have independent audit or compensation committees. As a result, these directors have the ability, among other things, to determine their own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest, if any, and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

We may find it very difficult or be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of Sarbanes-Oxley Act of 2002. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may make it more costly or deter qualified individuals from accepting these roles.

28.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline and may impair our ability to raise capital in the future.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock.

29.

You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

If and when we file the requisite documents with the SEC, offering circular, we will become subject to certain informational requirements of the Exchange Act, as amended, and we will be required to file periodic reports (i.e., annual, quarterly and special reports) with the SEC which will be immediately available to the public for inspection and copying. These reporting obligations may (in our sole discretion) be automatically suspended under Section 15(d) of the Exchange Act if we have less than 300 shareholders and do not file a registration statement on Form 8A (of which we have no current plans to file). If this occurs after the year in which a registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted. After a registration statement on Form S-1 becomes effective, we may be required to deliver periodic reports to security holders. However, we will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act until we have both 500 or more security holders and greater than $10 million in assets. This means that your access to information regarding our business will be limited.

For all of the foregoing reasons and others set forth herein, an investment in our securities in any market that may develop in the future involves a high degree of risk.

Item 2.

Financial Information

You should read this discussion together with the Financial Statements, related Notes and other financial information included elsewhere in this Form 10. The following discussion contains assumptions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors,” and elsewhere in this Form 10. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We were incorporated under the laws of the State of Nevada on June 14, 2013. The Company issued 5,000,000 shares of its common stock to Mr. Kern at inception in exchange for organizational services rendered incurred upon incorporation. Following our formation, we issued 20,000,000 shares of our common stock to our founder, Chris Kern for the acquisition of Domain Media, LLC from Mr. Kern, including all of its websites and domain names on July 10, 2013, in addition to the assumption of approximately $315,000 due to him in the form of convertible notes. On August 5, 2013, we acquired the assets of The Enthusiast Online Network, Inc. (“EON”), which consists of approximately 100 domain names and 40 media properties principally covering the automotive sector from Agile Opportunity Fund and issued 3,333,000 common shares as consideration for the EON assets. As of January 15, 2014, we had one employee, our founder and president, Mr. Kern. Through December 2014, Mr. Kern will devote at least thirty hours a week to us but may increase the number of hours as necessary.

We will incur additional website development charges when they are performed, of which there have been none of great significance in recent months. In order to begin earning additional revenues, we need to engage in consumer marketing to generate traffic to our sites, as well as attract advertisers that desire to promote their goods and services on our websites.  In addition, we believe that enhancing our websites with additional features and content may have a positive impact upon our ability to generate revenues.

We will derive revenue from the sale of advertising, sponsorships, directing listings, affiliate commission revenue, lead generation, product sales, and related services concentrated towards specific niche industry sectors such as health and wellness, online education, hospitality and travel, as well as the automotive industry.  In addition, we will derive revenue from our business services division by providing various forms of advertising, marketing and email campaigns, sponsored market research, hosting virtual events, and the like.

Our principal sources of revenue will be:

▪

Pay per click (PPC) advertising from providers (PPC is an Internet advertising model used on websites, in which advertisers pay their host only when their ad is clicked. With search engines, advertisers typically bid on keyword phrases relevant to their target market. Content sites commonly charge a fixed price per click rather than use a bidding system ;

▪

Lead generation represents a visitor on our website completing a form or clicking on a link that refers that visitor as a potential customer and lead to another third party that provides a particular product or service.  Once the lead is received by the third party, the Company receives a lead referral fee;

▪

Affiliate revenue from a company, usually offered through an affiliate network such as ClickBank, Commission Junction, or the like whereby we receive a commission pursuant to the sale of a product or service that occurs from the traffic directed to their site;

▪

Business services that entail marketing campaign design, implementation and management, hosting virtual events or webcasts, and providing specialized consulting services;

▪

Sponsorship advertising or sponsored market research is when we obtain a corporate sponsor to directly advertise on a section or our entire site or when they pay for a specific market research report to be developed and published;

▪

Product sales that are made from our ecommerce websites whereby we sell products online through specialized ecommerce stores

▪

Directory listings are when local companies and service providers pay us to have a premium listing on our sites and the functionality of the directory listings is upgraded and offered into each one of our websites.

Results of Operations for the years ended June 30, 2013 and 2012

The following table sets forth the summary income statement for the years ended June 30, 2013 and 2012:

	For The Years Ended
	June 30, 2013	June 30, 2012
Revenues	$49,370	$1,873

Operating Expenses	$(39,628)	$(33,637)
Other Income (Expense), net	$(95)	$-
Net Income (loss)	$9,647	$(31,764)

Revenues: Revenue, increased by approximately 2536% to $49,370 during the year ended June 30, 2013, from $1,873 during the corresponding year ended June 30, 2012. The increased revenue was primarily related to increased consulting and pay per click related sales.  We introduced new services in 2013 and improved certain websites over this period which contributed to the growth in sales.  Additionally, we increased our number of affiliate relationships and total number of websites that provide a channel to generate revenue.

Operating Expenses: Operating expenses increased by 18% during the year ended June 30, 2013, as compared to the year ended June 30, 2012. The increase in operating expenses is primarily attributable to increased sales and marketing expenses consistent with the increase in revenues, offset partially by decreases in travel related expenses, administrative expenses, and professional fees.

Other Income (Expense)-net: Other income (expenses) - net increased by $(95) for the year ended June 30, 2013 as compared to other income (expenses) - net of $0 during the year ended June 30, 2012. The increase of other income (expense) over the comparable period consisted of interest expenses.

Results of Operations for the three months ended September 30, 2013 and 2012

The following table sets forth the summary income statement for the three months ended September 30, 2013 and 2012:

	For The Three Months Ended
	September 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)
Revenues	$6,371	$4,667
Operating Expenses	$(24,962)	$(5,947)
Other Income (Expense), net	$(314,489)	$-
Net Loss	$(333,080)	$(1,280)

Revenues: Revenue, increased by approximately 37% to $6,371 during the three months ended September 30, 2013, from $4,667 during the corresponding three months ended September 30, 2012.  The increased revenue was primarily related to increased sales of Consulting Services and Content Marketing.  For the periods, the Company increased the number of websites active online, principally from the asset acquisition of EON, and increased affiliate marketing relationships available to it which provide a channel to generate revenue.  Combined, these factors contributed to the revenue growth.

Operating Expenses: Operating expenses increased by 320% during the three months ended September 30, 2013, as compared to the three months ended September 30, 2012. The increase in operating expenses is primarily attributable the increases in stock based compensation, an increase in website development and domain name renewal fees, and an increase in professional fees.

Other Income (Expense)-net: Other income (expenses) - net increased by $(314,489) from $0 for the three months ended September 30, 2013 as compared to other income (expenses) - net of $0 during the three months ended September 30, 2012. For the three months ended September 30, 2013 other income (expenses) consisted of an interest expense from a beneficial conversion feature on a related party note payable held by the Company’s founder and CEO.

Liquidity and Capital Resources

The following table summarizes total current assets, liabilities and working capital at June 30, 2013 compared to September 30, 2013:

	Period ended
	September 30, 2013	June 30, 2013	Increase/(Decrease)
Current Assets	$83,395	$16,430	$66,965
Current Liabilities	$312,851	$314,489	$(1,638)
Working Capital Deficit	$(229,456)	$(298,059)	$(68,603)

As of September 30, 2013, we had a working capital deficit of $229,456 as compared to a working capital deficit of $298,059 as of June 30, 2013, a decrease of $68,603. Our working capital deficit is primarily attributable to reduction in debt, increase in capital raised from investors, and increase in assets.

Net cash provided by (used in) operating activities for the three months ended September 30, 2013 and 2012 was $1,857 and ($1,349), respectively. The Net Loss for the three months ended September 30, 2013 and 2012 was ($333,080) and ($1,280), respectively. For the three months ended September 30, 2013, the net loss included non-cash operating expenses of $314,489 related to interest expense from the value of a beneficial conversion feature on a convertible note issued.

Net cash used in all investing activities for the three months ended September 30, 2013 was $0 as compared to $50 for the three months ended September 30, 2012. The Company paid $0 and $50 for the acquisition of domain names during the three months ended September 30, 2013 and 2012, respectively.

Net cash provided by (used in) all financing activities for the three months ended September 30, 2013 was $31,550 as compared to $3,300 for the three months ended September 30, 2012. During the three months ended September 30, 2013, the Company paid $3,450 on related party notes payable. In addition, the Company’s sold common shares in a private placement of $35,000 to an accredited investor.

Going Concern

The Company expects its current resources to be insufficient to fund its operations for the next 12 months unless additional financing is received. Management has determined that additional capital will be required in the form of equity or debt securities. In addition, if we cannot raise additional short term capital we will be forced to continue to further accrue liabilities due to our limited cash reserves. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. If we obtain additional funds by selling any of our equity securities or by issuing common stock to pay current or future obligations, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights preferences or privileges senior to the common stock. If adequate funds are not available to us when needed on satisfactory terms, we may be required to cease operating or otherwise modify our business strategy.

As reflected in the accompanying consolidated financial statements, the Company has a net loss and net cash provided by operations of ($333,080) and $1,857, respectively, for the three months ended September 30, 2013.

The ability of the Company to continue its operations is dependent on Management’s plans, which include the raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes, until such time that funds provided by operations are sufficient to fund working capital requirements. The Company may need to incur additional liabilities with certain related parties to sustain the Company’s existence.

The Company may require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. In that event, the Company would be required to change its growth strategy and seek funding on that basis, if at all.

Our auditor in its report dated January 15, 2014, has expressed substantial doubt about our ability to continue as a going concern. Our plan regarding these matters is to raise additional debt and/or equity financing to allow us the ability to cover our current cash flow requirements and meet our obligations as they become due. There can be no assurances that financing will be available or if available, that such financing will be available under favorable terms. In the event that we are unable to generate adequate revenues to cover expenses and cannot obtain additional financing in the near future, we may seek protection under bankruptcy laws. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

FASB Accounting Standards Update No. 2011-08

In September 2011, the FASB issued the FASB Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other: Testing Goodwill for Impairment” (“ASU 2011-08”). This Update is to simplify how public and nonpublic entities test goodwill for impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.

The guidance was effective for interim and annual periods beginning on or after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s financial statements.

FASB Accounting Standards Update No. 2011-11

In December 2011, the FASB issued the FASB Accounting Standards Update No. 2011-11 “Balance Sheet: Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). This Update requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS.

The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

FASB Accounting Standards Update No. 2012-02

In July 2012, the FASB issued the FASB Accounting Standards Update No. 2012-02 “Intangibles—Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”).

This Update is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment. This guidance builds upon the guidance in ASU 2011-08, entitled Testing Goodwill for Impairment. ASU 2011-08 was issued on September 15, 2011, and feedback from stakeholders during the exposure period related to the goodwill impairment testing guidance was that the guidance also would be helpful in impairment testing for intangible assets other than goodwill.

The revised standard allows an entity the option to first assess qualitatively whether it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired.

This Update was effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

Other Recently Issued, but Not Yet Effective Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States (“GAAP”). GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 1 of our financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

We believe the following critical accounting policies and procedures, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s significant estimates and assumptions include the fair value of financial instruments; the carrying value, recoverability and impairment, if any, of long-lived assets; interest rate, income tax rate, income tax provision and valuation allowance of deferred tax assets; and the assumption that the Company will continue as a going concern.  Those significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to those estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly.

Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, accounts receivable, prepaid expense, deferred costs, accounts payable and accrued liabilities, deferred revenues, approximate their fair values because of the short maturity of these instruments.

The Company’s convertible notes payable approximate the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at September 30, 2013 and June 30, 2013.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

It is not, however, practical to determine the fair value of accounts payable - related party, if any, due to their related party nature.

Fair Value of Financial Assets and Liabilities Measured on a Recurring Basis

Level 3 Financial Liabilities – Derivative Financial Instruments

The Company uses Level 3 of the fair value hierarchy to measure the fair value of the derivative liabilities and revalues its derivative convertible note and warrant liabilities at every reporting period and recognizes gains or losses in the statements of operations that are attributable to the change in the fair value of the derivative convertible notes and warrant liabilities.

Derivative Instruments

The Company evaluates its convertible debt, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with Paragraph 810-10-05-4 of the Codification and Paragraph 815-40-25 of the Codification. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the consolidated statements of operations as other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

The Company marks to market the fair value of the remaining embedded derivative warrants at each balance sheet date and records the change in the fair value of the remaining embedded derivative warrants as other income or expense in the consolidated statements of operations and comprehensive income (loss).

The Company utilizes the Lattice model that values the liability of the derivative warrants based on a probability weighted discounted cash flow model with the assistance of the third party valuation firm.  The reason the Company picks the Lattice model is that in many cases there may be multiple embedded features or the features of the bifurcated derivatives may be so complex that a Black-Scholes valuation does not consider all of the terms of the instrument.  Therefore, the fair value may not be appropriately captured by simple models.  In other words, simple models such as Black-Scholes may not be appropriate in many situations given complex features and terms of conversion option (e.g., combined embedded derivatives).  The Lattice model is based on future projections of the various potential outcomes. The features that were analyzed and incorporated into the model included the exercise and full reset features.  Based on these features, there are two primary events that can occur; the Holder exercises the Warrants or the Warrants are held to expiration. The Lattice model analyzed the underlying economic factors that influenced which of these events would occur, when they were likely to occur, and the specific terms that would be in effect at the time (i.e. stock price, exercise price, volatility, etc.).  Projections were then made on the underlying factors which led to potential scenarios.  Probabilities were assigned to each scenario based on management projections.  This led to a cash flow projection and a probability associated with that cash flow.  A discounted weighted average cash flow over the various scenarios was completed to determine the value of the derivative warrants.

Revenue Recognition

The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company receives non-refundable up-front payments for services. These payments are initially deferred and subsequently recognized over the subscription period, typically one year.

Stock-Based Compensation for Obtaining Employee Services

The Company accounts for its stock based compensation in which the Company obtains employee services in share-based payment transactions under the recognition and measurement principles of the fair value recognition provisions of section 718-10-30 of the FASB Accounting Standards Codification. Pursuant to paragraph 718-10-30-6 of the FASB Accounting Standards Codification, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.  If the Company is a newly formed corporation or shares of the Company are thinly traded the use of share prices established in the Company’s most recent private placement memorandum (“PPM”), or weekly or monthly price observations would generally be more appropriate than the use of daily price observations as such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

The fair value of share options and similar instruments is estimated on the date of grant using a Black-Scholes option-pricing valuation model.  The ranges of assumptions for inputs are as follows:

●

Expected volatility of the entity’s shares and the method used to estimate it.  Pursuant to ASC Paragraph 718-10-50-2(f)(2)(ii) a thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for the Company to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.  The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility.  If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

●

Expected annual rate of quarterly dividends.  An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.  The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the expected term of the share options and similar instruments.

●

Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected term of the share options and similar instruments.

The Company’s policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

Equity Instruments Issued to Parties Other Than Employees for Acquiring Goods or Services

The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification (“Sub-topic 505-50”).

Pursuant to ASC Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the performance is complete or the date on which it is probable that performance will occur.  If the Company is a newly formed corporation or shares of the Company are thinly traded the use of share prices established in the Company’s most recent private placement memorandum (“PPM”), or weekly or monthly price observations would generally be more appropriate than the use of daily price observations as such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

The fair value of share options and similar instruments is estimated on the date of grant using a Black-Scholes option-pricing valuation model.  The ranges of assumptions for inputs are as follows:

●

Expected term of share options and similar instruments: Pursuant to Paragraph 718-10-50-2(f)(2)(i) of the FASB Accounting Standards Codification the expected term of share options and similar instruments represents the period of time the options and similar instruments are expected to be outstanding taking into consideration of the contractual term of the instruments and holder’s expected exercise behavior into the fair value (or calculated value) of the instruments.  The Company uses historical data to estimate holder’s expected exercise behavior.  If the Company is a newly formed corporation or shares of the Company are thinly traded the contractual term of the share options and similar instruments is used as the expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

●

Expected volatility of the entity’s shares and the method used to estimate it.  Pursuant to ASC Paragraph 718-10-50-2(f)(2)(ii) a thinly-traded or nonpublic entity that uses the calculated value method shall disclose the reasons why it is not practicable for the Company to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.  The Company uses the average historical volatility of the comparable companies over the expected contractual life of the share options or similar instruments as its expected volatility.  If shares of a company are thinly traded the use of weekly or monthly price observations would generally be more appropriate than the use of daily price observations as the volatility calculation using daily observations for such shares could be artificially inflated due to a larger spread between the bid and asked quotes and lack of consistent trading in the market.

●

Expected annual rate of quarterly dividends.  An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.  The expected dividend yield is based on the Company’s current dividend yield as the best estimate of projected dividend yield for periods within the expected term of the share options and similar instruments.

●

Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected term of the share options and similar instruments.

Pursuant to ASC paragraph 505-50-25-7, if fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505-50-45-1) depends on the specific facts and circumstances. Pursuant to ASC paragraph 505-50-45-1, a grantor may conclude that an asset (other than a note or a receivable) has been received in return for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into an agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments). Such an asset shall not be displayed as contra-equity by the grantor of the equity instruments. The transferability (or lack thereof) of the equity instruments shall not affect the balance sheet display of the asset. This guidance is limited to transactions in which equity instruments are transferred to other than employees in exchange for goods or services. Section 505-50-30 provides guidance on the determination of the measurement date for transactions that are within the scope of this Subtopic.

Pursuant to Paragraphs 505-50-25-8 and 505-50-25-9, an entity may grant fully vested, non-forfeitable equity instruments that are exercisable by the grantee only after a specified period of time if the terms of the agreement provide for earlier exercisability if the grantee achieves specified performance conditions. Any measured cost of the transaction shall be recognized in the same period(s) and in the same manner as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments. A recognized asset, expense, or sales discount shall not be reversed if a share option and similar instrument that the counterparty has the right to exercise expires unexercised.

Pursuant to ASC paragraph 505-50-30-S99-1, if the Company receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments are treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest). Consequently, there would be no recognition at the measurement date and no entry should be recorded.

Off Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “special purpose entities” (SPEs).

Item 3.

Properties.

The Company currently utilizes office space as provided by the Company’s president in a dedicated office at his residence. This space is provided at no-cost and there is no lease or agreement as to the terms and conditions of occupying the office space.

Item 4.

Security Ownership of Certain Beneficial Owners And Management.

The following table sets forth information regarding the beneficial ownership of our common stock, par value $.01, per share, as of September 30, 2013 by (a) each person who is known by us to beneficially own 5% or more of our common stock, (b) each of our directors and named executive officers, and (c) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership (1)	Percent of class (2)
Officer and Directors
Chris Kern (3)	25,000,000	84.1%

All Directors and Officers as a group (1 person)	25,000,000	84.1%
5% or greater stockholder
Agile Opportunity Fund, LLC (4)	3,333,000	11.2%

* Less than 1%

(1)	The address of each person is c/o of the Company unless otherwise indicated herein.

(2)

The calculation in this column is based upon 29,723,000 shares of common stock outstanding on September 30, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2013 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3)

Includes 5,000,000 common shares (par $0.0001) issued to Chris Kern for incorporation services, and 20,000,000 common shares (par $0.0001) issued pursuant to the acquisition of Domain Media, LLC. All of the shares held by Mr. Kern are fully vested.

(4)	Includes 3,333,000 common shares (par $0.0001) held by Agile Opportunity Fund, LLC paid as consideration towards acquiring the assets of the Enthusiast Online Network, Inc.

Item 5.

Directors and Executive Officers.

The names, ages and positions of our directors and executive officers as of May 13, 2013 are as follows:

Name	Age	Position
Chris Kern	45	Chief Executive Officer and President, Director, Principal Financial Officer

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

The principal occupations for the past five years (and, in some instances, for prior years) of each of our directors and executive officers are as follows:

Chris Kern. Mr. Kern is founder of the Company. Since the Company’s inception and since the inception of the Company’s wholly owned subsidiary, Domain Media, LLC, Mr. Kern has served as our Chief Executive Officer, President and Director. Mr. Kern has over 20 years of media, telecom, technology investment banking and executive management experience. During 1995 – 2000, acting as Executive Vice President and CFO, Chris turned around an Internet network services company, Lightning Internet Services, which soon became a Deloitte & Touche Fast 50 Company (New York) two years in a row having 3 year average annual revenue growth in excess of 300%.  Mr. Kern’s finance industry background includes working with major firms such as Lehman Brothers, Fisher Francis Trees & Watts, Gunn Allen Financial and New Century Capital Partners where he facilitated financings, commitments, and advisory work in excess of $650 million in transaction value during the twelve years he worked with those companies.  Chris graduated from State University of New York at Buffalo in 1991 with a B.S.B.A. having a dual major in Finance and Management Information Systems. Chris has been an active investor, advisor and senior executive for many start-ups and early stage companies that have resulted in successful exits and the creation of substantial shareholder value.

Family Relationships

None.

Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, none of our directors, executive officers (including those of our subsidiaries), promoters or control persons have:

●	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

●	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

●

Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

●

Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

●

Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 6.

Executive Compensation.

SUMMARY COMPENSATION TABLE

The table below sets forth, for the last two fiscal years, the compensation earned by each person acting as our Principal Executive Officer, Principal Financial Officer and our other most highly compensated executive officers whose total annual compensation exceeded $100,000 (together, the “Named Executive Officers”).

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)(3)	All Other Compensation ($)	Total ($)

Chris kern	2013	-	-	-	-	500	500
CEO	2012	-	-	-	-	-	-

1. The fair value of the common shares granted is obtained by multiplying the number of the company’s common shares granted by the fair market value of the company’s common stock according to the trading price on the date of issue.

2. Includes all options granted by us as compensation for employment services or office.

3. The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black - Scholes pricing model. This value is the same as the fair value established in accordance with generally accepted accounting principles.

DIRECTOR COMPENSATION

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made for the fiscal year ended June 30, 2013 in the director's capacity as director.

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Chris Kern	-	-	-	-	-	-	-

(1) Includes all options granted by the Company as compensation for employment services or office.

(2) The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black - Scholes pricing model. This value is the same as the fair value established in accordance with generally accepted accounting principles.

Employment Agreements

Currently, the Company does not have an employment agreement with its Chief Executive Officer, Chris Kern. However, one is currently being reviewed and negotiated whereby its terms include, but are not limited to, an initial three-year term which shall automatically renew for successive one-year terms unless otherwise terminated by either party pursuant to the Agreement. Additionally, Mr. Kern is entitled to additional compensation in the form of equity incentives, an ESOP if and when created, and an increase in his annual base salary if the Company meets or exceeds criteria adopted by the board of directors. Mr. Kern shall also be eligible for grants of awards under any plan for equity compensation that the Company may adopt.  Mr. Kern will receive all benefits granted to the Company’s other senior executives or employees including full health, dental and disability insurance, if and when such benefits are instituted.

Unless Mr. Kern’s employment is terminated for cause, then upon termination of Mr. Kern’s employment prior to expiration of his employment period, Mr. Kern shall be entitled to receive a severance amount equal to Mr. Kern’s then current annual base salary plus his then current bonus amount for a severance period that begins on the date of termination and ends on the second anniversary of such termination date.  Moreover, upon termination without cause, all Company stock, stock options, stock appreciation rights, or warrants granted to Mr. Kern previously shall automatically vest.

The Agreement is also intended to include standard confidentiality, indemnification, non-compete, and non-solicitation clauses.

Item 7.

Certain Relationships And Related Transactions, And Director Independence.

None.

Item 8.

Legal Proceedings.

The Company is not aware of any material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

Item 9.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There is currently no market for our common stock.  Currently none of our shares are eligible for resale pursuant to Rule 144. As of September 30, 2013, we have no outstanding warrants or options. The Company does not have any current plans to offer any of its shares in a public offering.

Holders

As of September 30, 2013, there were 11 holders of record of our common stock. Our transfer agent is Action Stock Transfer, 2469 E. Fort Union Blvd., Suite 214, Salt Lake City, UT 84121.

Dividend Policy

Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.

Equity Compensation Plan Information

Currently, there are no Equity Compensation Plans in place.

Item 10.

Recent Sales of Unregistered Securities.

Issuance of Common Stock in Exchange for Intellectual Property

On August 5, 2013, the Company issued 3,333,000 common shares to Agile Opportunity Fund, LLC pursuant to the acquisition of the EON assets, which included approximately 100 domain names, 40 websites, software, and related website content and website subscribers.

Conversion of Convertible Notes into Shares of Common Stock

None.

Exercise of Options

None.

Issuance of Shares for Services

On June 17, 2013, the Company issued its founder and CEO, 5,000,000 shares of common stock for incorporation services at a fair value of $500 ($0.0001 per share).

On July 18, 2013, the Company issued a consultant, 500,000 shares of common stock for services at a fair value of $25,000 ($0.05 per share).

On August 4, 2013, the Company issued two advisory board members an aggregate of 160,000 shares of common stock (80,000 common shares each) for services at a fair value of $8,000 ($0.05 per share).

On August 5, 2013, the Company issued to is legal counsel, 300,000 shares of common stock for services at a fair value of 15,000 ($0.05 per share).

On September 17, 2013, the Company issued an advisory board member, 80,000 shares of common stock for services at a fair value of $4,000 ($0.05 per share).

Issuance of Options for Services

Currently, there are no options issued or outstanding.

Convertible Debt Issuances

On July 10, 2013, pursuant to the acquisition of Domain Media, LLC, the Company assumed liabilities, principally due to the Company’s CEO, Mr. Chris Kern and entities that he controls, in the aggregate amount of $314,489. The note has a maturity date of three years, or July 10, 2016, does not carry an interest rate, is convertible to common shares of the Company at $0.04 per share, and is secured by all of the assets of the Company.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legend, if and when applicable, were placed upon the stock certificates issued in these transactions.

Item 11.

Description Of Registrant’s Securities To Be Registered.

General

Our authorized capital stock consisted of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 million shares of preferred stock, $0.0001 par value per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of January 12, 2014, there are 29,828,000 shares of our common stock issued and outstanding and 0 shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding convertible preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our certificate of incorporation provides that the preferred stock of the Company shall have the rights and preferences set forth in one or more certificates of designation, as determined by our board of directors.

Stock Options

We currently do not have any issued or outstanding options.

Warrants

We currently do not have any issued or outstanding warrants.

Debt Securities

On July 10, 2013, pursuant to the acquisition of Domain Media, LLC, the Company assumed liabilities, principally due to the Company’s CEO, Mr. Chris Kern and entities that he controls, in the aggregate amount of $314,489. The note has a maturity date of three years, or July 10, 2016, does not carry an interest rate, is convertible to common shares of the Company at $0.04 per share, and is secured by all of the assets of the Company.

ITEM 12.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification of Directors and Officers

Section 78.138 of the Nevada Revised Statutes(“NRS”), provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our articles of incorporation provide that no director or officer of the Company will be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of NRS. In addition, the Company’s bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

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The Company shall indemnify its directors to the fullest extent permitted by the Nevada Revised Statutes and may, if and to the extent authorized by the Board of Directors, so indemnify its officers and any other person whom it has the power to indemnify against liability, reasonable expense or other matter whatsoever; and

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The Company may at the discretion of the Board of Directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 13.

Financial Statements

See Item 15 — “Financial Statements and Exhibits.”

Item 14.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS.

(a)

The following financial statements are being filed as a part of this registration statement.

EXHIBITS

3.1	Articles of Incorporation*
3.2	By-Laws*
10.1	Agreement to acquire Domain Media, LLC by Domain Media Corp.*
10.2	Agreement to acquire the assets of The Enthusiast Online Network, Inc. between Agile Opportunity Fund, LLC and Domain Media Corp.*
21.1	Subsidiaries of the Registrant*

* Filed herewith

SIGNATURES

Pursuant to the requirements Section 13 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chandler, State of Arizona on the 15th day of January, 2014

DOMAIN MEDIA CORP.

/s/ Chris J. Kern
By: Chris J. Kern, President, CEO, Principal Executive Officer, Treasurer, Chairman, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature(s)	Title(s)	Date

/s/ Chris J. Kern		January 15, 2014
By: Chris J. Kern Chief Executive Officer	President, CEO, Principal Executive Officer, Treasurer, Chairman, Principal Financial Officer and Principal Accounting Officer

DOMAIN MEDIA CORP. AND SUBSIDIARY

FINANCIAL STATEMENTS

Financial Statements For the Three Month Periods Ended September 30, 2013 and 2012 (unaudited) and the Years Ended June 30, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:

Domain Media Corp.

We have audited the accompanying consolidated balance sheets of Domain Media Corp. (the Company) at June 30, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two year period ended June 30, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domain Media Corp. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had cash of $4,081 and working capital deficit of $298,059 at June 30, 2013.  The Company had net income of $9,647 and a net loss of $31,764 for the years ended June 30, 2013 and 2012, respectively.  These matters raise substantial doubt about the Company's ability to continue as a going concern. Management’s plan in regards to these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HARTLEY MOORE ACCOUNTANCY CORPORATION

HARTLEY MOORE ACCOUNTANCY CORPORATION

Anaheim, California

January 15, 2014

DOMAIN MEDIA CORP.
CONSOLIDATED BALANCE SHEETS

	September 30, 2013	June 30, 2013	June 30, 2012
	(Unaudited)	(Audited)	(Audited)

ASSETS
Cash	$37,488	$4,081	$377
Accounts receivable	-	9,600	-
Deferred Expense	45,907	2,749	1,751
Total current assets	83,395	16,430	2,128
Property and equipment, net	1,614	1,808	1,662
Intangible Assets, net	424,898	258,248	257,537
Total assets	$509,907	$276,486	$261,327
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$1,812	$-	$4,236
Notes payable - related party	311,039	314,489	305,241
Total current liabilities	312,851	314,489	309,477

COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDER'S DEFICIT:

Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding.	$-	$-	$-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 29,723,000 (unaudited), 25,000,000 and 20,000,000 shares issued and outstanding as of September 30, 2013 (unaudited) and June 30, 2013 and 2012, respectively	2,972	2,500	2,000
Additional paid-in capital	567,667	-	-
Accumulated deficit	(373,583)	(40,503)	(50,150)
Total stockholders' equity (deficit)	197,056	(38,003)	(48,150)
Total liabilities and stockholders' equity (deficit)	$509,907	$276,486	$261,327

See Accompanying Notes to Consolidated Financial Statements.

DOMAIN MEDIA CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Years Ended
	September 30, 2013	September 30, 2012	June 30,	June 30,
	(Unaudited)	(Unaudited)	2013	2012
REVENUE	$6,371	$4,667	$49,370	$1,873

OPERATING EXPENSES:

Sales and marketing	10,250	4,702	29,020	13,580
General and administrative	14,518	1,086	9,970	18,604
Depreciation	194	159	638	1,453
Total operating expenses	24,962	5,947	39,628	33,637
INCOME (LOSS) FROM OPERATIONS	(18,591)	(1,280)	9,742	(31,764)

OTHER (EXPENSE):
Interest expense	(314,489)	-	(95)	-
Total other expense	(314,489)	-	(95)	-
NET INCOME (LOSS)	$(333,080)	$(1,280)	$9,647	$(31,764)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – Basic and diluted	27,800,418	20,000,000	20,178,571	20,000,000
NET LOSS PER SHARE – Basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.00)

See Accompanying Notes to Consolidated Financial Statements.

DOMAIN MEDIA CORP.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional
		Par Value	Paid-in-capital	Accumulated Deficit	Total
	Amount

Balance – July 1, 2011	20,000,000	$2,000	$-	$(18,386)	$(16,386)
Net Income (loss)		-	-	(31,764)	(31,764)
Balance at June 30, 2012	20,000,000	2,000	-	(50,150)	(48,150)
Common stock issued for recapitalization	5,000,000	500		-	500
Net Income (loss)	-	-	-	9,647	9,647
Balance at June 30, 2013	25,000,000	$2,500	$-	$(40,503)	$(38,003)
Common stock issued for services	1,040,000	104	51,896	-	52,000
Common stock issued for acquisition of assets of EON	3,333,000	333	166,317	-	166,650
Common stock issued for cash	350,000	35	34,965	-	35,000
Interest expense for beneficial conversion feature	-	-	314,489	-	314,489
Net Income (Loss)	-	-	-	(333,080)	(333,080)
Balance September 30, 2013	29,723,000	$2,972	$567,667	$(373,583)	$(197,056)

See Accompanying Notes to Consolidated Financial Statements.

DOMAIN MEDIA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended		For the Years Ended
	September 30, 2013	September 30, 2012	June 30, 2013	June 30, 2012
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(333,080)	$(1,280)	$9,647	$(31,764)
Adjustments to reconcile net income
to net cash used in operating activities:
Depreciation expense	194	159	638	1,453
Common stock issued for formation	-	-	500	-
Interest expense related to beneficial conversion feature on related party note payable	314,489	-	-	-
Changes in operating assets and liabilities:	-	-	-	-
Accounts receivable	9,600	-	(9,600)	-
Prepaid expenses and other current assets	8,842	(228)	(998)	(1,751)
Accounts payable	1,812	-	(4,236)	(2,225)
Net cash used in operating activities	1,857	(1,349)	(4,049)	(34,287)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	-	(784)	-
Purchase of domain names	-	(50)	(711)	(175)
Net cash used in investing activities	-	(50)	(1,495)	(175)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party notes payable	-	3,300	9,248	21,230
Payments on related party notes payable	(3,450)	-	-	-
Proceeds from sale of common stock	35,000	-	-	-
Net cash provided by financing activities	31,550	3,300	9,248	21,230
NET CHANGE IN CASH	33,407	1,901	3,704	(13,232)
CASH AT BEGINNING OF PERIOD	4,081	377	377	13,609
CASH AT END OF PERIOD	$37,488	$2,278	$4,081	$377

SUPPLEMENTAL INFORMATION:
Cash paid during the period for:
Interest	$-	$-	$96	$-
Income taxes	$-	$-	$-	$-
Non-cash investing and financing activities:
Common stock issued for prepaid services	$52,000	$-	$-	$-
Common stock issued for acquisition of intangible assets	$166,650	$-	$-	$-

See Accompanying Notes to Consolidated Financial Statements.

DOMAIN MEDIA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2013 AND 2012 AND

FOR THE UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Domain Media Corp. and its wholly owned subsidiary, Domain Media, LLC, of Arizona (“DMLLC”).  Domain Media Corp. was incorporated in the State of Nevada on June 14, 2013.  On July 10, 2013, Domain Media Corp. acquired DMLLC by issuing 20,000,000 shares of its common stock, constituting 80% of the outstanding shares of Domain Media Corp., after giving effect to their issuance.  Immediately following the closing, 25,000,000 shares were issued and outstanding.  The transaction was accounted for as a reverse acquisition in which DMLLC is deemed to be the accounting acquirer. Consequently, the operations that will be reflected in the historical financial statements of the combined entity are those of DMLLC, and the consolidated financial statements after the business combination will include the operations of Domain Media Corp. from the closing date of the business combination. All share and per share data presented in these financial statements has been retroactively restated to reflect the equity structure after the effects of the reverse acquisition.

The accompanying unaudited financial statements of the Company for the three-month periods ended September 30, 2013 and 2012 have been prepared using the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto for the years ended June 30, 2013 and 2012 here within. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which substantially duplicate the disclosure contained in the audited financial statements for the years ended June 30, 2013 and 2012 have been omitted.

Principles of Consolidation

The consolidated financial statements of Domain Media Corp. have been prepared in accordance with generally accepted accounting principles in the United States of America and include the accounts of Domain Media Corp. and DMLLC for the years ended June 30, 2013 and 2012 and for the unaudited three-month periods ended September 30, 2013 and 2012.  All significant inter-company transactions and balances have been eliminated in consolidation.  Any reference herein to “Domain Media Corp.”, the “Company”, “we”, “our” or “us” is intended to mean Domain Media Corp., including the subsidiary indicated above, unless otherwise indicated.

Nature of the Business

We provide Internet-based search, media content, subscription based membership, and advertising services that facilitate access to the specific market niches that we participate in as well as marketing, lead generation and market research services.

On August 5, 2013, we acquired specified assets of The Enthusiast Online Network, Inc. (“EON”), which consists of approximately 100 domain names and 40 media properties principally covering the automotive sector.  In accordance with FASB ASC Topic 805, Business Combinations, the Company has determined this transaction to be a purchase of assets and not a business combination. We currently have approximately 700 domain names, 60 active websites, each of which requires updating and improvement, and approximately 40 websites acquired from EON that were dormant and are currently being re-launched.  The domain names we own are focused on specific market verticals or channels that encompass industries such as automotive, health and wellness, travel and leisure, sports and entertainment, and internet marketing services.  We intend to further develop and deliver niche based content where our target audience can connect with our website, the community it is associated with, and interact to obtain useful and entertaining information.

We also offer business to business based marketing, lead generation and sponsored market research services through three websites.  These services are provided on an as ordered basis and are customized to each respective client’s needs. In addition, we recently launched an e-commerce store, which sells highly specialized electronics products for security and surveillance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Significant estimates made in connection with the accompanying consolidated financial statements include fair values in connection with the analysis of intangible and other long-lived assets for impairment, estimated useful lives for intangible assets and property and equipment, and valuation allowances against net deferred tax assets.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.  We had $4,081 and $377 in cash and cash equivalents at June 30, 2013 and 2012, respectively, and $37,488 in cash and cash equivalents at September 30, 2013

Accounts Receivable and Allowance for Doubtful Accounts

We generally do not require collateral, and the majority of our trade receivables are unsecured.  The carrying amount for accounts receivable approximates fair value.

Accounts receivable consisted of the following:

	June 30,
	2013	2012
Trade receivables	$9,600	$-
Less: Allowance for doubtful accounts	-	-
Net accounts receivable	$9,600	$-

Accounts receivable was zero as of September 30, 2013.  Accounts receivable are periodically evaluated for collectability based on past credit history with clients.  Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

Property and equipment

Property and equipment of the Company is stated at cost.  Expenditures for property and equipment that substantially increase the useful lives of existing assets are capitalized at cost and depreciated.  Routine expenditures for repairs and maintenance are expensed as incurred.

Depreciation is provided principally on the straight-line method over the estimated useful lives ranging from five to ten years for financial reporting purposes.

Intangible Assets

Intangible assets consist primarily of domain names.  The purchases of domain names are recorded at cost and are considered to result in indefinite-lived intangible assets that are subsequently reviewed for impairment, while the costs of renewals are capitalized as deferred expenses and amortized over the period of the renewal which, in most cases, is one year.  Amortization of renewal expense amount to $5,144 and $4,214 for the years ended June 30, 2013 and 2012, respectively, and $1,613 and $1,439 for the three-month periods ended September 30, 2013 and 2012, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews its identifiable, indefinite-lived intangible assets for impairment annually and other long-lived assets and identifiable finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Measurement of any impairment loss for long-lived assets and identifiable intangible assets that management expects to hold and use is based on the amount of the carrying value that exceeds the fair value of the asset.  The annual determination whether a domain name will continue to be renewed is made within 90 days of the renewal date based upon many factors which include, but are not limited to, current industry trends that relate to the domain name, existing web-based projects being undertaken for our owned and operated websites and/or those of our clients, if the domain names have a minimum amount of monthly organic search traffic, if the keyword terms associated with a domain name are of high value, or if we believe the domain name will maintain a reasonable to high resale value.  As a result of such analysis, no impairment loss was recorded for the years ended June 30, 2013 and 2012.

Income Taxes

The Company applies the provisions of FASB ASC No. 740 – Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized.  For any uncertain tax positions, we recognize the impact of a tax position, only if it is more likely than not of being sustained upon examination, based on the technical merits of the position.  Our policy regarding the classification of interest and penalties is to classify them as income tax expense in our financial statements, if applicable.  At the end of each interim period, we estimate the effective tax rate we expect to be applicable for the full fiscal year and this rate is applied to our results for the interim year-to-date period.

Financial Instruments and Fair Value of Financial Instruments

The Company applies the provisions of accounting guidance, FASB Topic ASC 825, Financial Instruments, that requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of June 30, 2013, December 31, 2012 and 2011, the fair value of cash, accounts payable, accrued expenses, notes payable, and capital leases obligations approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

The Company defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

•

Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

•

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis.  Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.  The Company had no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

Our financial instruments typically consist principally of cash, accounts receivable, accounts payable, and notes payable.  We believe that the fair value of these financial instruments approximate their carrying amounts.

Accounting for Derivatives Liabilities

The Company evaluates contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under the relevant sections of ASC Topic 815-40, Derivative Instruments and Hedging: Contracts in Entity’s Own Equity. The result of this accounting treatment could be that the fair value of a financial instrument is classified as a derivative instrument and is marked-to-market at each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statement of operations as other income or other expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Financial instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815-40 are reclassified to a liability account at the fair value of the instrument on the reclassification date. The Company determined that none of the company’s financial instruments meet the criteria for derivative accounting as of September 30, 2013 and 2012 or as of June 30, 2013 and 2012.

Equity Instruments Issued to Non-Employees for Acquiring Goods or Services

Issuances of the Company’s common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Concentration

We have one major customer that accounts for 100.0% of accounts receivable at June 30, 2013 and two major customers that comprise 72.2% and 23.8% of the total revenues earned, respectively, for the year ended June 30, 2013.

	Accounts Receivable	Revenue
Intercall	100%	72.2%
TrafficZ	-%	23.8%

We have two vendors that accounted for 26.4% and 12.0% of purchases during 2013.

At June 30, 2012, we have two major customers that account for 0.0% of accounts receivable and 63.5% and 25.3% of the total revenues earned, respectively, for the year ended June 30, 2012.

	Accounts Receivable	Revenue
OnLineCollege Search	-%	63.5%
SEDO	-%	25.3%

We have one vendor that accounted for 14.0% of purchases during 2012.

At September 30, 2013, we have two major customers that account for 0.0% of accounts receivable and that comprise 70.6% and 29.4% of the total revenues earned, for the three month-period ended September 30, 2012.

	Accounts Receivable	Revenue
Intercall	-%	70.6%
Google	-%	29.4%

We have two vendors that accounted for 47.5% and 17% of purchases for three-month period ended September 30, 2013.

At September 30, 2012, we have one major customer, TrafficZ, that accounted for 0.0% of accounts receivable and 100.0% of the total revenues earned for the three-month period ended September 30, 2013.

We have one vendor that accounted for 66.40% of purchases for three-month period ended September 30, 2012.

We place our cash and cash equivalents with financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000.  Historically, our cash balances have not exceeded FDIC insured limits. At June 30, 2013 and 2012, our uninsured cash balances were $0.

Revenue and Cost Recognition

We provide Internet search, advertising, and marketing services that facilitate access to niche industry sectors and specific topics of interest, products and related services on the Internet.  We recognize revenue in accordance with Accounting Standard Codification (ASC) 605-10 (previously Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition).  Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.  Our revenues are expected to be derived from:

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Pay per click (PPC) advertising from providers;

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Lead generation where we receive a commission for sending users of our websites to third party providers who complete an inquiry form or provide an email submission as a qualified lead;

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Affiliate revenue from various companies, usually offered through an affiliate network such as ClickBank, Commission Junction, or the like whereby we receive a commission for sales of  products or services that occur from traffic that we direct to their site;

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Sponsorship advertising when we obtain a corporate sponsor to directly advertise on a section of, or our entire, site;

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Directory listings when local companies and service providers pay to have a premium listing on our sites and the functionality of the directory listings is upgraded and offered into each one of our websites;

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Membership based subscriptions to specific website that provide unique content, information, and/or resources;

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Product sales through our ecommerce stores; and

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Business services that include lead generation, marketing campaign design and management, sponsored market research, and social media campaigns.

Consumer Internet revenue is earned from online advertising sales and on a cost per thousand impressions (CPM), cost per click (CPC), cost per lead (CPL), cost per action (CPA) and flat-fee basis.

We earn CPM revenue from the display of graphical advertisements.  An impression is delivered when an advertisement appears in pages viewed by users.  Revenue from graphical advertisement impressions is recognized based on the actual impressions delivered in the period.

Revenue from the display of text-based links to the websites of our advertisers is recognized on a CPC basis, and search advertising is recognized as "click-throughs" occur.  A "click-through" occurs when a user clicks on an advertiser's link.

Revenue from advertisers on a CPL basis is recognized in the period the leads are accepted by the advertiser, following the execution of a service agreement and commencement of the services.

Under the CPA format, we earn revenue based on a percentage or negotiated amount of a consumer transaction undertaken or initiated through our websites.  Revenue is recognized at the time of the transaction.

Revenue from flat-fee, business marketing and lead generation services is based on a customer’s receipt of said services, report or leads and payment is made.

Fees for stand-alone projects are fixed-bid and determined based on estimated effort and client billing rates since we can reasonably estimate the required effort to complete each project or each milestone within the project.  Recognition of the revenue and all related costs of these arrangements are deferred until delivery and acceptance of the projects in accordance with the terms of the contract.

Our plan to continue as a going concern is to reach the point where we begin generating sufficient revenue from our Internet sites to meet all of our obligations on a timely basis.  In the early stages of our operations we intend to keep costs to a minimum.  The cost to house and manage our network of websites is approximately $1,400 per month. Domain name annual registration renewals for our portfolio of an estimated 700 domain names is approximately $7,000 per year.  We will gradually introduce advertising services to improve our sites' positions in general search engines such as Google, Yahoo and Bing (Microsoft).

Advertising

Advertising costs are charged to operations when incurred.  Advertising expense for the years ended June 30, 2013 and 2012 were $2,973 and $3,246, respectively, and $89 and $2,796, respectively, for the three months ended September 30, 2013 and 2012.

Basic and Diluted Loss Per Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the consolidated financial statements are computed in accordance Accounting Standard Codification (ASC) 260 – 10 “Earnings per Share”, which establishes the requirements for presenting EPS.  Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period.  Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents.  Potentially dilutive securities, consisting of a convertible note payable, were excluded from the calculation of diluted loss per share, because their effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share:

	For The Three Months ended September 30,		For The Year ended June 30,
	2013	2012	2013	2012

Net income (loss) attributable to the common stockholders	$(333,080)	$(1,280)	$9,647	$(31,764)

Basic weighted average outstanding shares of common stock	27,800,418	20,000,000	20,178,571	20,000,000
Dilutive effect of convertible notes payable	-	-	-	-
Diluted weighted average common stock and common stock equivalents	27,800,418	20,000,000	20,178,571	20,000,000

Earnings (loss) per share:
Basic and diluted	$(0.01)	$(0.00)	$0.00	$(0.00)

Business Segments

Due to our limited revenues at this time, we currently operate in one segment and in one geographic location in the United States of America.  Therefore segment information is not presented at this time.

Recently Issued Accounting Standards Updates

There were various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries. None of the updates are expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  At June 30, 2013, we had cash and cash equivalents of $4,081 and working capital deficit of $298,059. At September 30, 2013, we had cash and cash equivalents of $37,488 and working capital deficit of $229,456. The Company believes that its existing capital resources may not be adequate to enable it to execute its business plan and that we will require additional cash resources during fiscal 2014 based on our current operating plan and condition. These conditions raise substantial doubt as to our ability to continue as a going concern.

While the Company is attempting to increase operations and generate additional revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.  We expect our cash flows from operating activities to improve, primarily as a result of an increase in revenue. Management also intends to raise additional funds by way of a public offering.  There is no assurance that the offering will be successful or that the maximum number of shares or amounts will be attained. Management believes that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for the Company to continue as a going concern.  While the Company believes in the viability of its strategy to generate additional revenues and in its ability to raise additional funds, there can be no assurances to that effect.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate additional revenues.

The accompanying consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.  If we fail to generate positive cash flows or obtain additional financing, when required, we may have to modify, delay, or abandon some or all of our business and expansion plans.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment includes the following:

	September 30,	June 30,
	2013	2013	2012
Computers and equipment	$11,991	$11,991	$11,207
Less: Accumulated depreciation	(10,377)	(10,183)	(9,545)
Net property and equipment	$1,614	$1,808	$1,662

Depreciation expense was $638 and $1,453 for the years ended June 30, 2013 and 2012, respectively, and was $194 and $159 for the three month periods ended September 30, 2013 and 2012, respectively.

NOTE 4 - LONG TERM DEBT

Long-term debt consists of a convertible note of approximately $314,489 as of June 30, 2013 and approximately $311,039 as of September 30, 2013 due to the Company’s president and founder, and entities owned and controlled by the president. The loan accumulated over time through advances by the president to DMLLC. The terms of the note were formalized concurrent with the acquisition of DMLLC in July 2013. The note bears no stated interest, is convertible, at the discretion of the holder, into the common stock of the Company on the basis and price of $0.04 per share, and is due by July 10, 2016.  In the absence of a stated interest rate, we have imputed an interest rate from the Annual Mid-Term Federal Rate for July 2013, or 1.21% per annum.

To properly account for this transaction, we performed a detailed analysis to obtain a thorough understanding of the transaction, including understanding any related derivatives entered into.  We first reviewed ASC Topic 815, “Broad Transactions – Derivatives and Hedging” (“Topic 815”) to identify whether any equity-linked features in the note are freestanding or embedded.  We determined that there were no free standing features.  The note was then analyzed in accordance with Topic 815 to determine if the note should be accounted for at fair value and re-measured at fair value in income.  We determined that the note did not meet the requirements of Topic 815 and therefore accounted for the note as conventional convertible debt.

We then reviewed ASC Topic 470-20, “Debt with Conversion and Other Options”, and determined that the note met the criteria of a conventional convertible note and that the note had a beneficial conversion feature.  We used the pricing of recent sales of restricted stock to determine the fair value of the stock for purposes of calculating the beneficial conversion feature, which was determined to be in excess of the recorded amount of the note.  As a result, the beneficial conversion feature was valued at the entire amount of the note, or $314,489, and was recorded as a discount against the recorded debt with a corresponding offset against additional paid-in capital.  The note is essentially due on demand and the conversion feature within the note was immediately vested, and accordingly the debt discount was recorded immediately into interest expense.

NOTE 5 – INCOME TAXES

Domain Media, LLC is a pass through entity to the owners, and therefore, the taxable losses were passed through the members.  There were no permanent or temporary timing differences for the years ended June 30, 2013 and 2012.  Therefore, there is no net operating loss carryforward. Domain Media Corp. was incorporated on June 14, 2013 and did not have significant activity through June 30, 2013.

During the three-month period ended September 30, 2013, Domain Media Corp. began recording the income tax effects as a C-Corporation.  The interest expense resulting from the valuation of the beneficial conversion feature is treated differently for income tax purposes than under generally accepted accounting principles and would, therefore, give rise to a permanent difference of approximately $314,000.  Given this difference, pretax loss for the period would be $18,591.  This would result in a deferred tax asset of approximately $7,000.  However, the Company has recorded a 100% valuation allowance on the deferred tax asset due to the uncertainty of its realization.

We recognize interest and penalties related to uncertain tax positions in general and administrative expense.  As of September 30, 2013 and June 30, 2013, we had no unrecognized uncertain tax positions, including interest and penalties.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We were incorporated under the laws of the State of Nevada on June 14, 2013.  Our certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock, having a par value of $0.0001 per share.  We issued 5,000,000 shares of our common stock to our President and Founder at inception in exchange for organizational services totaling $500, which that were incurred upon incorporation.  Prior to the acquisition of Domain Media, LLC, we had 5,000,000 shares of common stock issued and outstanding that are owned by Mr. Kern.

Following our formation, on July 10, 2013, we issued 20,000,000 shares of our common stock to the Company’s president for the acquisition of Domain Media, LLC, constituting 80% of the outstanding shares after giving effect to their issuance.  Immediately following the closing, 25,000,000 shares were issued and outstanding.  The transaction was accounted for as a reverse acquisition in which DMLLC is deemed to be the accounting acquirer, and the prior operations of DMLLC are consolidated for accounting purposes.

On July 11, 2013, we engaged Eventus Consulting, P.C. to provide accounting, forecasting, financial reporting and CFO-type services to the Company that they will render to the Company over a one-year period.  As part of that engagement, we issued 500,000 common shares to their affiliated entity, Eventus Advisory Group, LLC.  These shares were valued at a fair value of $0.05 per share.  The total value of $25,000 was recorded to deferred expense and scheduled for amortization to general and administrative expense over the one-year service period. The president of Eventus Consulting, P.C. and Manager of Eventus Advisory Group, LLC, was also appointed as a member of the Company’s Advisory Board on July 11, 2013.

On August 4, 2013, we issued 80,000 common shares to a third party consultant for his appointment and services on our advisory board that he will render to the Company over a one-year period.  These shares were valued at a fair value of $0.05 per share.  The total value of $4,000 was recorded to deferred expense and scheduled for amortization to general and administrative expense over the one-year service period.

On August 5, 2013, we engaged company counsel to assist us with the preparation and filing of required statements and reports to become a publicly traded company.  As part of this engagement, we issued 300,000 common shares as well as a contingent payment due of $7,500 upon the effectiveness of our registration statement by the SEC.  The 300,000 common shares vest over a period of one year, were valued at fair value of $0.05 per share.  The total value of $15,000 was recorded to deferred expense and scheduled for amortization to general and administrative expense over the one-year service period.

On August 5, 2013, we acquired specified assets from The Enthusiast Online Network, Inc. (“EON”), which consists of approximately 100 domain names and 40 media properties principally covering the automotive sector, from Agile Opportunity Fund, LLC, and issued 3,333,000 common shares as consideration for the EON assets.  At the time we acquired these assets, EON was not an operating entity and all assets acquired were dormant and are currently being re-launched.  The acquisition of the assets was recorded as an intangible asset at $166,650, or $0.05 per share.

On August 8, 2013, we issued 80,000 common shares to a third party consultant for his appointment and services on our advisory board that he will render to the Company over a one-year period.  These shares were valued at a fair value of $0.05 per share.  The total value of $4,000 was recorded to deferred expense and scheduled for amortization to general and administrative expense over the one-year service period and have been charged as consulting and professional fees to general and administrative expense.

On September 17, 2013, we issued 80,000 common shares to a third party consultant for his appointment and services on our advisory board that he will render to the Company over a one-year period.  These shares were valued at a fair value of $0.05 per share.  The total value of $4,000 was recorded to deferred expense and scheduled for amortization to general and administrative expense over the one-year service period and have been charged as consulting and professional fees to general and administrative expense.

On September 27, 2013, we sold 350,000 shares of our common stock to an accredited investor in a non-brokered private placement, at a purchase price of $0.10 per share for gross proceeds of $35,000.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors, having a par value of $0.0001 per share.  No shares of preferred stock have been designated, issued or are outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue up to 10,000,000 shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.

NOTE 7 –INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30,	June 30,
	2013	2013	2012
Domain names	$424,898	$258,248	$257,357

Intangible assets consist primarily of domain names.  The purchases of domain names are recorded at cost and are considered to result in indefinite-lived intangible assets that are subsequently reviewed for impairment, while the costs of renewals are capitalized as deferred expenses and amortized over the period of the renewal which, in most cases, is one year.

Acquisition of assets of EON

On August 5, 2013, we acquired specified assets of EON from an unrelated third party, which consist of approximately 100 domain names and 40 media properties principally covering the automotive sector, for 3,333,000 shares of our common stock.  At the time of acquisition, EON was not a going concern and there were no tangible assets or cash flows. In accordance with FASB ASC Topic 805, the Company has determined this transaction to be a purchase of assets and not a business combination. Based on the more readily determinable value of the common shares, the purchase price was recorded at $166,650, or $0.05 per share.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of the years ended June 30, 2013 and 2012 and as of September 30, 2013, we had balances due to related parties as follows:

	September 30,	June 30,
	2013	2013	2012
Note payable – related party	$311,039	$314,489	$305,241

Upon inception of Domain Media Corp. on June 14, 2013, we issued 5,000,000 shares of our common stock to our President and Founder, Mr. Chris Kern, at inception in exchange for organizational services totaling $500, which were incurred upon incorporation.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company can be from time to time party to certain legal proceedings that arise in the normal conduct of its business.  The Company experienced no losses from litigation during the three month-periods ended September 30, 2013 and 2012 and the years ended June 30, 2013 and 2012.  As of September 30, 2013, the Company was not a party to any pending material legal proceedings.

Other

As of September 30, 2013, the Company is not aware of any other commitments or contingent liabilities that should be reflected in the accompanying consolidated financial statements.

NOTE 10 – SUBSEQUENT EVENTS

Sale of restricted shares

On October 11, 2013, we sold 50,000 shares of our common stock to an accredited investor in a non-brokered private placement, at a purchase price of $0.10 per share for gross proceeds of $5,000.

On November 4, 2013, we sold 5,000 shares of our common stock to an accredited investor in a non-brokered private placement, at a purchase price of $0.10 per share for gross proceeds of $500

On December 3, 2013, we sold 50,000 shares of our common stock to an accredited investor in a non-brokered private placement, at a purchase price of $0.10 per share for gross proceeds of $5,000.